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                          September 14, 2021

       Kenneth M. Reali
       Chief Executive Officer
       Bioventus Inc.
       4721 Emperor Boulevard, Suite 400
       Durham, North Carolina 27703

                                                        Re: Bioventus Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 8,
2021
                                                            File No. 333-259392

       Dear Mr. Reali:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wesley Holmes